Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

(Unaudited)

	December 31,	June 30,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	$58,449	$55,851
Marketable Securities – short term	19,586	26,250
Accounts receivable (net of allowance for credit losses of $85 at December 31, 2020 and June 30, 2021)	16,674	10,378
Prepaid expenses and other current assets	7,159	8,460
Total current assets	101,868	100,939
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,230
Marketable Securities - long term	22,705	16,603
Property and equipment, net	4,502	4,590
Deferred costs	6,348	6,131
Deferred tax assets	1,346	1,853
Operating lease assets	18,802	17,650
Other non-current assets	1,512	1,357
Total non-current assets	58,483	51,414
Total assets	$160,351	$152,353

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

(Unaudited)

	December 31,	June 30,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,147	$5,878
Employee and payroll accrued expenses	17,985	15,865
Other accounts payables	578	677
Operating lease liabilities – current	3,185	3,238
Deferred revenues	24,940	29,695
Total current liabilities	50,835	55,353
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	16,713
Non-current operating lease liabilities	20,240	18,563
Other non-current liabilities	1,282	1,347
Total non-current liabilities	34,337	36,623
Total liabilities	$85,172	$91,976

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and June 30, 2021, respectively; 35,972,470 and 37,252,251 shares issued and outstanding at December 31, 2020 and June 30, 2021, respectively;	148	153
Additional paid-in capital	178,864	187,535
Accumulated other comprehensive income (loss)	5	(18)
Accumulated deficit	(103,838)	(127,293)
TOTAL SHAREHOLDERS’ EQUITY	75,179	60,377
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$160,351	$152,353

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

(Unaudited)

	Six Months Ended
	June 30, 2020	June 30, 2021
Revenues:
Product	$13,705	$15,778
Maintenance and professional services	30,571	31,320
Total revenues	44,276	47,098
Cost of revenues:
Product	1,213	1,331
Maintenance and professional services	9,113	9,866
Total cost of revenues	10,326	11,197
Gross profit	33,950	35,901
Operating expenses:
Research and development	18,211	20,054
Sales and marketing	31,465	28,232
General and administrative	9,724	11,885
Total operating expenses	59,400	60,171
Operating loss	$(25,450)	$(24,270)
Financial income (expense), net	436	(241)
Loss before taxes on income	$(25,014)	$(24,511)
Taxes on income	(843)	1,056
Net loss	$(25,857)	$(23,455)
Basic and diluted net loss per ordinary share	$(0.73)	$(0.64)
Weighted average number of shares used in computing net loss per ordinary share - basic and diluted	35,552	36,715

Comprehensive Loss
Net loss	$(25,857)	$(23,455)
Other comprehensive loss:
Unrealized loss from available-for-sale securities	(10)	(23)
Total comprehensive loss	(25,867)	(23,478)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

(Unaudited)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Number of Shares	Amount
Balance as of January 1, 2020	35,230,253	145	162,609	-	(68,432)	94,322
Issuance of ordinary shares in connection with stock-based compensation plans	484,146	2	733	-	-	735
Share-based compensation	-	-	7,192	-	-	7,192
Other comprehensive loss	-	-	-	(10)	-	(10)
Net loss	-	-	-	-	(25,857)	(25,857)
Balance as of June 30, 2020	35,714,399	147	170,534	(10)	(94,289)	76,382

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Number of Shares	Amount
Balance as of January 1, 2021	35,972,470	148	178,864	5	(103,838)	75,179
Issuance of ordinary shares in connection with stock-based compensation plans	1,279,781	5	1,501	-	-	1,506
Share-based compensation	-	-	7,170	-	-	7,170
Other comprehensive loss	-	-	-	(23)	-	(23)
Net loss	-	-	-	-	(23,455)	(23,455)
Balance as of June 30, 2021	37,252,251	153	187,535	(18)	(127,293)	60,377

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	Six Months Ended
	June 30,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(25,857)	(23,455)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	694	837
Amortization of premium on marketable securities		167
Share-based compensation	7,192	7,170
Exchange rate differences on cash, cash equivalents and restricted cash	127	173
Other	2	-
Change in operating assets and liability items:
Accounts receivable	5,469	6,296
Prepaid expenses and other current assets	(3,349)	(1,483)
Deferred costs	230	290
Deferred taxes and other non-current assets	137	(352)
Trade payables	(129)	1,731
Employee and payroll accrued expenses	(534)	(1,650)
Other accounts payable and non-current liabilities	60	178
Operating lease	(242)	(472)
Deferred revenues	4,988	8,653
Net cash used in operating activities	(11,212)	(1,917)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,598)	(938)
Investment in marketable securities	(10,638)	(16,127)
Proceeds from maturities of marketable securities	-	15,409
Net cash used in investing activities	(12,236)	(1,656)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	954	1,580
Changes in withholding tax related to employee stock plans	(1,227)	(470)
Net cash provided by (used in) financing activities	(273)	1,110
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(127)	(173)

DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(23,848)	(2,636)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	121,729	61,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	97,881	59,081

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	-	35

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Business Description and Basis of Presentation

a. Business Description

Tufin Software Technologies Ltd. (together with its subsidiaries, “Tufin” or the “Company”) is an Israeli company that develops, markets and sells software-based solutions that help organizations visualize, define and enforce a unified security policy across complex, heterogeneous network environments. Tufin’s solutions automate security policy management, and allow organizations to gain visibility and control over their IT and cloud environments. Substantially all of the Company’s sales of products and services worldwide are made through a global network of distributors and resellers, which sell the products and services to their end-user customers.

The Company was incorporated as an Israeli company on January 2, 2005 and commenced operations on that date. The Company has incorporated wholly owned subsidiaries in the United States, the United Kingdom, Germany, France, Australia and Romania.

b. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. The unaudited condensed consolidated financial statements include the accounts of Tufin Software Technologies Ltd. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. Such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period.

The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year. These financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, included in Company’s Annual Report on Form 20-F for such year that was filed with the SEC on March 2, 2021.

The preparation of financial statements and related disclosures in conformity with GAAP require the Company to make judgments, assumptions, and estimates that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. In particular, a number of estimates have been and will continue to be affected by the ongoing coronavirus (“COVID-19”) pandemic.

The effects of the COVID-19 pandemic have rapidly changed market and economic conditions globally and may continue to create significant uncertainty in the macroeconomic environment. The extent of the impact of the COVID-19 pandemic on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers and its sales cycles, as well as the impact on its employees.

As the COVID-19 pandemic may continue to evolve and additional information is obtained, the Company may be required to update its estimates and assumptions. Actual results could differ from those estimates and any such differences may be material to the Company’s financial statements. The Company will continue to monitor the evolving situation and will assess the relevant implications on its consolidated financial statements.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

c. Recently Adopted Accounting Standards

In December 2019, the Financial Accounting Standards Board issued ASU 2019-12 “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes” (the “update”). The amendments in this update simplify the accounting for income taxes by removing the following exceptions in ASC 740: (1) exception to the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year.

In addition, the update also simplifies the accounting for income taxes in certain topics as follows: (1) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; (2) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; (3) specifying that an entity can elect (rather than be required to) allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements; and (4) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted ASU 2019-12 effective January 1, 2021 with no material impact on its consolidated financial statements.

NOTE 2: CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31,	June 30,
	2020	2021
	(U.S. $ in thousands)
Cash and cash equivalents	$58,449	$55,851
Long-term restricted bank deposits	3,268	3,230
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$61,717	$59,081

Amounts included in restricted cash represent those required to be set aside by a contractual agreement with lease, hedging and credit card transactions.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: FAIR VALUE MEASUREMENT

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, on the consolidated balance sheet:

	December 31, 2020	June 30, 2021
	(U.S. $ in thousands)
	Level 2	Level 2
Assets:
Marketable securities	$42,291	$42,853
Foreign currency exchange derivative instrument	295	86
Total Financial Assets	$42,586	$42,939

Liabilities:
Foreign currency exchange derivative instruments	8	64
Total Financial Liabilities	$8	$64

The Company’s marketable securities are classified as Level 2 as these assets are valued using observable data, either directly or indirectly, that may include quoted market prices for similar instruments, broker-dealer quotes, market spreads, nonbinding market prices that are corroborated by observable market data and other observable market information.

The Company’s foreign currency exchange derivative financial instruments are classified as Level 2, as they as they represent foreign currency forward and option contracts that are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward rates and spot prices for currencies (Level 2 inputs). The fair value of foreign currency exchange derivative instruments was estimated by obtaining current quotes from banks and third-party valuations.

Other financial instruments consist mainly of cash and cash equivalents, restricted bank deposits, accounts receivable, accounts payable and other accounts payables. The fair value of these financial instruments approximates their carrying values.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4: MARKETABLE SECURITIES

The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of June 30, 2021:

	June 30, 2021
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

U.S. government and agency debentures	$10,256	$(5)	$10	$10,261
Corporate debentures	32,615	(25)	2	32,592
Total	$42,871	$(30)	$12	$42,853

	December 31, 2020
	(U.S. dollars in thousands)
	Amortized cost	Gross unrealized losses	Gross unrealized gains	Fair value

U.S. government and agency debentures	$32,578	$(5)	$1	$32,574
Corporate debentures	9,708	(1)	10	9,717
Total	$42,286	$(6)	$11	$42,291

	June 30, 2021
	(U.S. dollars in thousands)
	Amortized cost	Fair value

Due within one year	$26,263	$26,250
Due between one and two years	16,608	16,603
Total	$42,871	$42,853

	December 31, 2020
	(U.S. dollars in thousands)
	Amortized cost	Fair value

Due within one year	$19,585	$19,586
Due between one and two years	22,701	22,705
Total	$42,286	$42,291

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

During the six months ended June 30, 2021 and 2020, the Company did not recognize an allowance for credit losses on its available-for-sale marketable debt securities.

NOTE 5:DERIVATIVE INSTRUMENTS

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar, but are not designated as an accounting hedge. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in NIS, Euros and GBP.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

	Balance sheet location	Fair Value		Notional Amount
		December 31,	June 30,	December 31,	June 30,
		2020	2021	2020	2021
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as cash flow hedge	Other current assets	$295	$86	$8,796	$13,363
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Other accounts payables	(8)	(64)	8,796	2,273
		$287	$22	$17,592	$15,636

NOTE 6:SHARE-BASED COMPENSATION

Under the 2019 Plan, options or restricted share units (RSUs) generally vest over a requisite service period of four years commencing on the grant date and have a contractual term of ten years from the grant date. As of June 30, 2021, 1,252,376 shares were available for future equity awards under the 2019 Plan.

Share-based compensation expenses for options were allocated as follows:

	Six Months Ended
	June 30,	June 30,
	2020	2021
Cost of revenues	962	1,061
Research and development	2,183	2,362
Sales and marketing	2,209	1,643
General and administrative	1,838	2,104
Total share-based compensation expense	7,192	7,170

The fair value of options granted was estimated using the Black-Scholes option-pricing model. The fair value of RSUs was determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

The Company recognizes compensation expenses for its stock-based option awards and RSUs on the graded vesting attribution method over the requisite service period (primarily a four-year period).

a.A summary of the Company’s option activity for the six months ended June 30, 2021 is as follows:

	Amount of Options	Weighted average exercise price

Balance as of January 1, 2021	6,930,143	$8.51
Granted	-	$-
Exercised	948,511	$1.59
Forfeited	466,904	$11.28
Balance as of June 30, 2021	5,514,728	$9.47
Exercisable as of June 30, 2021	3,509,343	$6.76

As of June 30, 2021, the Company had 2,005,385 unvested options. As of June 30, 2021, the unrecognized compensation cost related to all unvested, equity-classified options of $4.9 million is expected to be recognized as an expense over a weighted-average recognition period of approximately 0.9 years.

b.A summary of the Company’s RSUs activity for the six months ended June 30, 2021 is as follows:

	Amount of RSUs	Weighted Average Grant Date Fair Value

Balance as of January 1, 2021	1,311,702	$9.21
Granted	1,303,700	$12.36
Vested	331,270	$9.41
Forfeited	206,301	$10.58
Unvested as of June 30, 2021	2,077,831	$11.02

As of June 30, 2021, the unrecognized compensation cost of $16.1 million related to all unvested RSUs is expected to be recognized as expense over a weighted-average recognition period of approximately 1.2 years.

In the third quarter of 2021, the Company granted certain of its employees 143,650 restricted stock units with a vesting period of four years.

c.The Company incurred net losses for the six months ended June 30, 2020 and 2021. Therefore, the inclusion of all potential ordinary shares outstanding would have had an anti-dilutive effect on the diluted net loss per share. As a result, 8,469,253 and 7,592,559 options and RSUs were not included in the calculation of diluted net loss per share for the six months ended June 30, 2020 and 2021, respectively.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7:REVENUES, DEFERRED REVENUES AND DEFERRED COSTS

Disaggregation of Revenue

The Company generates revenue from the sale of software products, hardware products, maintenance and support, and professional services. All revenue recognized in the consolidated statement of operations is considered to be revenue from contracts with customers. The following table sets for the disaggregated revenue by revenue type and is consistent with how the Company evaluates its performance obligations:

	Six Months Ended June 30,
	2020	2021
	(U.S. dollars in thousands)
Product
Software products	12,625	14,330
Hardware products	1,080	1,448
	$13,705	$15,778
Maintenance and professional services
Support and maintenance	24,703	26,090
Professional services	5,868	5,230
	$30,571	$31,320
Total revenue	$44,276	$47,098

Deferred revenue

	December 31,	June 30,
	2020	2021
	(U.S. $ in thousands)
Deferred revenues:
Deferred product revenues	$1,515	$2,161
Deferred maintenance and professional services revenues	59,176	54,933
	60,691	57,094
Less - amounts offset from accounts receivable	(22,936)	(10,686)
Deferred revenues	37,755	46,408
The change in deferred revenues:
Balance at beginning of year	57,595	60,691
Deferred revenue relating to new sales	44,105	21,756
Revenue recognition during the period	(41,009)	(25,353)
Balance at end of year	60,691	57,094
Less - amounts offset from accounts receivable	(22,936)	(10,686)
Deferred revenues	$37,755	$46,408

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Remaining Performance Obligations

As of June 30, 2021, the Company’s total remaining performance obligations were approximately $60,893 thousand. The Company expects that it will satisfy the majority of its remaining performance obligations over a period of three years during which, on June 30, 2021, an amount of $35,851 thousand will be recognized in the next twelve months, which constitutes 59% of total remaining performance obligations.

Assets Recognized from the Costs to Obtain a Contract with a Customer

The Company determined that certain costs related to its sales incentive programs meet the requirements to be capitalized and deferred. These assets are recorded as current and non-current assets. The Company amortizes these deferred costs over the benefit period, currently estimated to be four years. The Company considers the benefit period to exceed the initial contract term for certain costs because of anticipated renewals and because sales commission rates for renewal contracts are not commensurate with sales commissions for initial contracts.

	December 31,	June 30,
	2020	2021
	(U.S. $ in thousands)
Balance at beginning of year	$5,962	$6,627
Additional costs deferred	3,398	1,295
Amortization of deferred costs	(2,733)	(1,586)
Balance at end of year	$6,627	$6,336

NOTE 8:ENTITY WIDE DISCLOSURES

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. The Company manages its business based on one operating segment and derives revenues from licensing of software, sales of hardware, providing maintenance and technical support and sales of professional services.

The following is a summary of revenues within geographic areas:

	Six Months Ended June 30,
	2020	2021
	(U.S. dollars in thousands)
Americas:
United States	$23,304	$21,616
Other	551	477
	23,855	22,093
EMEA:
Germany	5,045	6,214
Israel	556	793
United Kingdom	3,145	4,655
Other	8,451	9,942
	17,197	21,604

APAC	3,224	3,401
Total	$44,276	$47,098

Revenues are attributed to geographic areas based on the location of customer.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the year ended December 31, 2020 and six months ended June 30, 2021, each of the following distributors comprised more than 10% of the Company’s revenue:

	Year Ended	Six months Ended
	December 31,	June 30,
	2020	2021

Customer A	15%	17%
Customer B	10%	12%

Property, plant and equipment, net by geographical area were as follows as of December 31, 2020 and June 30, 2021:

	December 31,	June 30,
	2020	2021
	(U.S. $ in thousands)
Americas (primarily the United States)	$1,125	996
EMEA	108	102
Israel	3,269	3,492
	$4,502	4,590

As of December 31, 2020 and June 30, 2021, each of the following distributors comprised more than 10% of the Company’s accounts receivable:

	December 31,	June 30,
	2020	2021
Customer A	16%	23%
Customer B	12%	17%
Customer C	11%	0%

For purposes of this calculation, the Company assessed distributors by aggregating distributors within the same holding group.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9:Income Taxes

The Company had income tax benefit of $1.1 million for the six-month period ended June 30, 2021 compared to income tax expense of $0.8 million for the six-month period ended June 30, 2020. The Company’s income taxes for the six-month period ended June 30, 2021 were primarily impacted by tax benefits associated with stock-based compensation of its US subsidiary and its full valuation allowance against potential future benefits for deferred tax assets of its Israeli entity, including loss carryforwards generated in Israel. In addition, the Company’s effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable.

NOTE 10:Contingencies

Legal Proceedings

The Company, along with its directors and officers (the “Individual Defendants”) at the time of our initial public offering (“IPO”) were named as defendants in four putative shareholder class action lawsuits filed in the Supreme Court of the State of New York on (1) February 26, 2020, captioned Matt Primozich v. Tufin Software Technologies Ltd., et al., Index No. 651287/2020 (Sup. Ct. N.Y. Cnty.) (“Primozich Action”), (2) May 28, 2020, captioned Allen v. Tufin Software Technologies Ltd., et al., Index No. 652118/2020 (Sup. Ct. N.Y. Cnty.) (“Allen Action”), (3)June 15, 2020, captioned Avi Shmuely v. Tufin Software Technologies Ltd., et al., Index No. 652475/2020 (Sup. Ct. N.Y. Cnty.) (“Shmuely Action”), and (4) July 1, 2020 captioned Michael Roche v.Tufin Software Technologies Ltd., et al., Index No. 652833/2020 (Sup. Ct. N.Y. Cnty.) (“Roche Action”, and with the Primozich Action, Allen Action, and Shmuely Action, the “Tufin State Actions”). In addition to naming the Company and the Individual Defendants as defendants, the Roche Action names the underwriters in the IPO as defendants (“IPO Underwriter Defendants”). On November 17, 2020, plaintiffs in the Primozich Action and Allen Action filed amended complaints.

In the Tufin State Actions, the plaintiffs, seeking to represent a class of all purchasers and acquirers of the Company's ordinary shares issued in connection with the April 2019 IPO, allege that the (1) the defendants made material misstatements or failed to disclose material information in the IPO Offering Documents, thereby allegedly violating Section 11 of the Securities Act and (2) the Individual Defendants were “control persons” of the Company by virtue of their positions, and thereby are allegedly liable under Section 15 of the Securities Act. The Roche Action also asserted a claim under Section 12(a)(2) of the Securities Act alleging that defendants issued, caused to be issued, and/or signed the IPO Offering Documents in connection with issuance of stock to shareholders in the IPO. On August 5, 2021, the state court entered an order consolidating the Tufin State Actions and appointing lead plaintiffs and class counsel. On August 16, 2021, these lead plaintiffs filed a consolidated amended complaint, which asserts claims under Sections 11 and 15 of the Securities Act and names only us and the Individual Defendants as defendants. Defendants’ response to the consolidated amended complaint is due on September 15, 2021.

TUFIN SOFTWARE TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Two federal class actions were also filed in the Southern District of New York: (1) the matter captioned Matthew Ellison v. Tufin Software Technologies Ltd. et al., Case No. 1:20-cv-05646 (S.D.N.Y.) was filed on July 21, 2020 and names the Company, the Individual Defendants, the IPO Underwriter Defendants, and certain underwriters in the secondary public offering (“SPO Underwriter Defendants”) as defendants (“Ellison Action”) and (2) the matter captioned Michaelson v. Tufin Software Technologies Ltd. et al., Case No. 1: 20-cv-06290 (S.D.N.Y.) was filed on August 10, 2020 and names the Company and the Individual Defendants as defendants (“Michaelson Action” and with the Ellison Action, the “Tufin Federal Actions”). The Tufin Federal Actions were brought on behalf of all persons or entities, who purchased stock in the April 2019 IPO and/or December 2019 secondary public offering (“SPO”), pursuant to and/or traceable to the alleged misleading IPO Offering Documents or SPO Offering Documents, and assert violations of Sections 11 and 12(a)(2) (against all defendants) and Section 15 (against Individual Defendants) of the Securities Act. On October 19, 2020, the New York federal court entered an order consolidating the Tufin Federal Actions under Master File No. 1:20-cv-05646, appointing Mark Henry as lead plaintiff, and approving Henry’s selection of lead counsel. On February 4, 2021, lead plaintiff filed a Consolidated Amended Complaint, which asserts only claims for violations of Sections 11 and 15 of the Securities Act of 1933, based on alleged false or misleading statements or omissions only in the Registration Statement issued in connection with our April 2019 IPO. The Consolidated Amended Complaint names only us and the Individual defendants as defendants. Defendants have moved to dismiss the Tufin Federal Actions in their entirety, which motion was fully briefed on August 25, 2021.

The Company is also subject to certain indemnification obligations with respect to the Individual Defendants, IPO Underwriter Defendants, and the SPO Underwriter Defendants, in connection with the Tufin State Actions and Tufin Federal Actions.

Based on information currently available and the current stage of the litigation, the Company is unable to reasonably estimate a possible loss or range of possible losses, if any, with regard to the Tufin State Actions and Tufin Federal Actions; therefore, no estimated liability has been recorded in the Company’s consolidated balance sheets as of June 30, 2021. The Company will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times if and when it is probable that a loss will be incurred and the amount of the loss is reasonably estimable.